SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  Report of Foreign Private Issuer Pursuant to
          Rule 13a-16 or 15d-16 OF the Securities Exchange Act of 1934


                           For the month of June 2003

                          (Commission File No. 1-14668)

                            Energy Company of Parana
                  (Translation of registrant's name in English)

                            Rua Coronel Dulcidio, 800
                           80420-170 Curitiba, Parana
                          Federative Republic of Brazil
                                 (5541) 322-3535
                    (Address of Principal Executive Offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X   Form 40-F
                                      ---            ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes      No  X
                                     ---     ---
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                                  [COPEL Logo]


FOR IMMEDIATE RELEASE

Contacts in Brazil                         Contacts in New York
Ricardo Portugal Alves                     Richard Huber - richard.huber@tfn.com
011-5541-222-2871                          Isabel Vieira - isabel.vieira@tfn.com
ricardo.portugal@copel.com                 646-284-9413/9432
Solange Maueler
011-5541-331-4359
solange@copel.com


                   COPEL ANNOUNCES RESULTS OF LEGAL PROCEEDING

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Curitiba, Brazil, June 4, 2003 - Companhia Paranaense de Energia - COPEL (NYSE:
ELP), a Brazilian utility company that generates, transmits, and distributes electric power to the State of Parana, announced today that on June 2, 2003, the Company filed an injunction against UEG Araucaria Ltda., with the objective of suspending the process begun by the request for arbitration submitted by Araucaria to the International Court of Arbitration of the International Chamber of Commerce in Paris. The Company's action had a further goal of declaring any eventual arbitration agreement null. The petition was duly filed with the Third Tribunal for Public Finances of the City of Curitiba (the 3a Vara de Fazenda Publica), and the injunction was granted in the afternoon of June 3, according to which UEG Araucaria is ordered to suspend the arbitration proceedings that they had initiated, under penalty of a daily fine.



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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       COMPANHIA PARANAENSE DE ENERGIA - COPEL


Date:  June 4, 2003

                                          By: /s/ Ronald Thadeu Ravedutti
                                              -------------------------------
                                              Name:  Ronald Thadeu Ravedutti
                                              Title: Principal Financial Officer